Exhibit 99.2

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

Management’s Discussion and Analysis

Year ended December 31, 2021

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

I.OVERVIEW

Orla Mining Ltd. is a mineral exploration, development and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the New York Stock Exchange American (“NYSE American”) under the symbol “ORLA”.  The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Our corporate strategy is to acquire, develop and operate mineral properties where our expertise can substantially increase shareholder value.  We have two material gold projects, the Camino Rojo Oxide Project located in Zacatecas State, Mexico, which began production in December 2021, and the Cerro Quema Gold Project located in Los Santos Province, Panama.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements for the year ending December 31, 2021.  The Cautionary Notes in section XVII are an important part of this document.  Additional information about our Company, including our most recent consolidated financial statements and annual information form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and the Company’s documents filed with, or furnished to, the SEC, which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

All monetary amounts herein are expressed in United States dollars ($ or US$) unless otherwise stated. C$ refers to Canadian dollars.

This MD&A is current as of March 18, 2022.

Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this MD&A.

II.HIGHLIGHTS

During the three months ended December 31, 2021, and to March 18, 2022 (the date of this MD&A):

A.	CAMINO ROJO OXIDE PROJECT, MEXICO

The Camino Rojo Oxide Project poured first gold on December 13, 2021. Gold production totalled 2,422 ounces in 2021 and totaled 15,934 ounces for the two months of 2022 ending February 28.

The Company released 2022 production and cost guidance in February, and we are targeting the declaration of commercial production at the end of the first quarter of 2022. Commissioning activities are substantially complete, and mining and processing throughput rates and availabilities are in line with the ramp-up plan.

The average daily stacking throughput for February was 15,011 tonnes per day or 83.4% of nameplate capacity of 18,000 tonnes per day. Process recoveries to date are in line with the metallurgical recovery model.

Construction at the Camino Rojo Oxide Project is largely complete, with the project 98.9% complete at December 31, 2021, and 99.8% complete at February 28, 2022.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

Capital expenditures for the Camino Rojo Oxide Project were $120.5 million as at February 28, 2022. The current project estimate at completion is $134.1 million, consistent with the total project capital expenditure estimate, and the remaining project spend is expected to occur in the first half of the year. The project estimate at completion includes $3.5 million in unallocated contingency that is not forecasted to be spent. Management therefore anticipates the Camino Rojo Oxide Project to be completed within the total project capital estimate.

The main construction activities completed during the fourth quarter of 2021 included ramp up of mining activities, mechanical completion of the crushing system, conveying system, reclaim tunnel, overland conveyor, and grasshopper conveyors, commencement of wet commissioning with introduction of ore into the crushing circuit, and completion of the camp facilities. Site activities that advanced early in the first quarter of 2022 included dry and wet commissioning of the crushing and conveying circuits as well as the Merrill-Crowe plant, installation of heap leach liner in cell two and event pond, placement of overliner material on cell two of the heap leach, commissioning of the third and final overland conveyor, and construction of the airstrip.

Placement of overliner ore material on the heap leach pad and ore stacking began in early October in preparation for cyanide leaching which commenced in mid-November leading to first gold pour on December 13, 2021.

As of February 28, 2022, there were 108 workers at the Camino Rojo Oxide Project as part of construction activities. The number of construction workers on site has been steadily decreasing in the second half of 2021 as many areas complete construction activities. Once Camino Rojo reaches commercial production, Orla expects to have approximately 200 workers at Camino Rojo, all being Mexican nationals.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

PRODUCTION METRICS

			YTD 2022
Mining and Processing Totals		FY 2021	(to Feb 28)
Mining
Total Ore Mined	tonnes	2,058,041	1,181,896
Ore - processed	tonnes	1,708,622	865,573
Low Grade Ore - stockpiled	tonnes	349,419	316,323
Waste Mined	tonnes	2,049,703	482,178
Total Mined	tonnes	4,107,744	1,664,074
Strip Ratio	w:o	1.00	0.41
Total Ore Mined Gold Grade	g/t	0.71	0.67
Ore - processed	g/t	0.78	0.79
Low Grade Ore - stockpiled	g/t	0.36	0.36

Processing
Ore Crushed	tonnes	954,661	839,558
Ore Stacked	tonnes	1,188,328	1,105,034
Stacked Ore Gold Grade	g/t	0.74	0.82
Gold Poured	oz	2,422	15,934

Daily Throughput Rate – Average*	tpd	9,955	15,116
Daily Throughput / Nameplate Capacity	%	55.3%	84.0%
Total Crushed Ore Stockpile	tonnes	473,784	225,847
Total Crushed Ore Stockpile Au Grade	g/t	0.87	0.86
Total ROM Ore Stockpile**	tonnes	395,995	720,794
Total ROM Ore Stockpile Grade	g/t	0.42	0.39

*	Average stacking rate calculation excludes stacked overliner material (272kt in 2021, and 213kt in YTD 2022).
**	Crushed ore stockpile includes crushed ore in the crushed ore stockpile, crushed unplaced overliner, and stockpiled overliner fines. ROM stockpile includes low-grade stockpiles and ROM ore stockpile.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

B.	CERRO QUEMA PROJECT DEVELOPMENT, PANAMA
●	In July 2021, Orla issued the results of a Pre-Feasibility Study (“PFS”) and mineral resource and mineral reserve estimates on its Cerro Quema Gold Project. The PFS demonstrates the possibility of a low cost, high return heap leach project. The estimated after-tax net present value (“NPV”) (5% discount rate) of the Cerro Quema Gold Project is $176 million, with an after-tax internal rate of return (“IRR”) of 38% at a gold price of $1,600 per ounce.
●	In December 2021, Orla announced an initial mineral resource estimate for the Caballito copper-gold deposit in Panama. The Caballito deposit, at its nearest point, is approximately 1 kilometre south-east of the Quemita oxide deposit outlined in the PFS. The Caballito deposit locally outcrops at surface and the copper-gold mineralization has been intersected over an estimated strike length of approximately 800 metres, a vertical extent of approximately 400 metres, and a variable thickness ranging from 50 to 150 metres. In accordance with the disclosure standards under NI 43-101, Orla filed an updated technical report titled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” and dated effective January 18, 2022 (the “2022 Cerro Quema Report”), inclusive of the independent mineral resource estimate for the Caballito copper-gold deposit and the PFS outlined above, in January 2022. The mineral resource estimate for the Caballito copper-gold deposit consists of the following:
o	31,952,000 tonnes of sulphide indicated mineral resources at an average CuEq grade of 0.96% (0.83% Cu, 0.31 g/t Au & 2.2 g/t Ag) for 676 Mlbs of CuEq (585 Mlbs Cu, 315 Koz Au and 2,260 Koz Ag).
o	22,569,000 tonnes of sulphide inferred mineral resources at an average CuEq grade of 0.85% (0.77% Cu, 0.21 g/t Au & 1.2 g/t Ag) for 425 Mlbs of CuEq (381 Mlbs Cu, 155 Koz Au and 856 Koz Ag).
C.	CORPORATE
●	During the year ended December 31, 2021, the Company closed a $35 million non-brokered prospectus financing.
●	Cash balance of $20.5 million at December 31, 2021, and $27.3 million at February 28, 2022.
●	Sales during the pre-operating period of $4.1 million in December 2021.
D.	COVID-19 GLOBAL HEALTH EMERGENCY

The global outbreak of the novel coronavirus (“COVID-19”) continued in 2021 and has had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which we conduct our business. Our activities have been restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As of the date of this MD&A, it is not possible to determine the extent of the impact that this global health emergency will have on our activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation.

Operations at the Camino Rojo Oxide Project and at the Cerro Quema Gold Project have established COVID-19 committees that meet regularly to discuss operational protocols and safety measures and to update them as necessary. Although operations have resumed (with appropriate safety protocols in place) after initial suspensions of work during 2020, there remains uncertainty as to future impacts the pandemic could have on our business. Should there be changes to the current situation, our construction schedule or our production activities may be affected.

The Board of Directors has oversight over management’s response to COVID-19 and has reviewed the plans and protocols in place. The Company has implemented strict COVID-19 protocols, including rigorous screening and testing programs at

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

both sites. Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of its employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including delivery of equipment, supplies and logistics, construction and operational costs and schedule, as well as community and government relations. Vaccination programs in Mexico are ongoing. During 2021, the Company supported the vaccination of its workers and local communities of San Tiburcio and other nearby communities, allowing workers time off and providing transportation to vaccination centers and coordinating with health authorities for the application of flu vaccines to our employees at the Camino Rojo Project. As of the date of this MD&A, of all employees and contractors at the Camino Rojo Oxide Project, 99% have received at least one dose of COVID-19 vaccine and 95% have received two doses of COVID-19 vaccine.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

III.OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

●	Maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of our employees and local communities.
●	Complete commissioning activities at the Camino Rojo Oxide Project towards achievement of commercial production in the first quarter of 2022.
●	Provide metallurgical results on Phase 1 Camino Rojo Sulphide Project and continue to advance development work as well advancing the Preliminary Economic Assessment.
●	Continue to advance the Cerro Quema Gold Project engineering once the environmental permit and concession renewals are received which would provide the basis for a construction decision.
●	Continue to advance exploration programs across portfolio:
o	Camino Rojo oxides reserve conversion (2,500m diamond drilling).
o	Camino Rojo sulphides Phase 2 drilling program (8,250m diamond drilling).
o	Camino Rojo regional exploration program.
o	Caballito infill and expansion drill program (6,200m diamond drilling).
o	Assess other regional potential targets in Panama (5,500m diamond drilling).
●	2022 Operational Guidance and Outlook[1]

Gold Production	oz	90,000 - 100,000
All-in Sustaining Costs (“AISC”)[2,3]	$/oz Au sold	$600 - $700
Capital Expenditures[3]
Sustaining Capital Expenditures		$$5 million
Non-Sustaining Capital Expenditures		$$20 million
Exploration[3]
Mexico		$$10 million
Panama		$$5 million
Total Exploration		$$15 million

1.

The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022 based on an assumption of commercial production being achieved on March 31, 2022.  The outlook constitutes forward-looking statements within the meaning of applicable securities legislation, see “Cautionary Note Regarding Forward-Looking Information” below.

2.	AISC is a non-GAAP measure. See the "Non-GAAP Measures" section below for additional information.
3.	Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

IV.DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

PROJECT DESCRIPTION

The Camino Rojo Oxide Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 kilometres (“km”) northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 km south-southeast of Newmont’s Peñasquito mine.

The Camino Rojo Oxide Project property consists of seven concessions held by Minera Camino Rojo S.A. de C.V. (“Minera Camino Rojo”), a wholly owned subsidiary of Orla, covering in aggregate 163,127 ha, with one concession expiring in 2057 and the remaining six expiring in 2058. As part of the requirements to maintain the concessions in good standing, annual fees must be paid based upon a per-hectare escalating fee, work expenditures must be incurred in amounts determined based on concession size and age, and applicable environmental regulations must be respected.

Pursuant to the agreement (the “Camino Agreement”) whereby Orla acquired the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”) (Goldcorp was subsequently acquired by Newmont Corporation (“Newmont”)), Goldcorp was granted a right to a 2% net smelter returns (“NSR”) royalty on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. In October 2020, the 2% NSR royalty that pertains to oxide material was acquired by Maverix Metals Inc. (“Maverix”). A 0.5% royalty is also payable to the Mexican government as an extraordinary mining duty, mandated by federal law, and applies to precious metal production from all mining concessions, regardless of owner or other royalty encumbrances. A special mining duty of 7.5% is also payable to the Mexican government on income derived from mineral production.

Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. If a sulphide project is defined through a positive pre-feasibility study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

Scenario A

A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill, and concentrator facilities. In such a circumstance, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with Orla owning 30%.

Scenario B

A standalone sulphide project with a mine plan containing at least 500 million tonnes of proven and probable mineral reserves using standalone facilities not associated with the Peñasquito mine. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

Following the exercise of its option, if Newmont elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on the sale of the sulphide project.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

PERMITTING

Exploration and mining activities in Mexico are subject to control by the Secretariat of Environment and Natural Resources (known by its Spanish acronym, “SEMARNAT”), the federal government department which has authority over the two principal permits: (1) the Environmental Impact Statement (Manifesto de Impacto Ambiental, or “MIA”), accompanied by a Risk Study, and (2) a Change in Land Use (Cambio de Uso de Suelo, or “CUS”) permit accompanied by a Technical Study (Estudio Técnico Justificativo or “ETJ”).

Federal environmental authorities approved the CUS permit in December 2019, Minera Camino Rojo made the requisite payment to the National Forestry Commission in January 2020.  Minera Camino Rojo received the CUS permit in February 2020, allowing mine development and operation.

Federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the project in each development phase, as determined by a technical economic study. In November 2020, we submitted the required first stage reclamation bond of $89.4 million Mexican pesos (approximately $4.4 million) which was accepted by the Mexican Federal Treasury, with formal notice given to the Federal Attorney's Office for Environmental Protection (known by its Spanish acronym, “PROFEPA”) on November 13, 2020. All MIA and CUS permit conditions have been satisfied, allowing for site activities to commence. Subsequently, in November 2021, the reclamation bond was updated and renewed in 2021 for a total of 127 million Mexican pesos (approximately US$6.3 million). The increase relates to additional disturbance from site activities during the construction phase.

Minera Camino Rojo currently has all major permits required for construction and operation of the Camino Rojo Oxide Project described in the 2019 Feasibility Study, as set forth in the technical report titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 (the “2019 Camino Rojo Report”). The explosives permit was received from the Secretary of National Defense to use and store explosives in September 2021.

On December 21, 2020, Orla announced that it had completed the Layback Agreement (the “Layback Agreement”) with Fresnillo plc (“Fresnillo”), granting Orla the right to expand the Camino Rojo oxide pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concession, located immediately to the north of Orla’s property.

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights controlled by Fresnillo will be acquired by Minera Camino Rojo to mine on a portion of the Guachichil D1 mineral concession that covers the area outside of the Orla concession required for the Camion Rojo Oxide Project as defined in the 2021 Feasibility Study for the Camino Rojo Oxide Project. The 2021 Feasibility Study is set forth in the technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”), which is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and supersedes the 2019 Camino Rojo Report.

Any potential development of the Camino Rojo Project that would include an open pit encompassing the entire mineral resource estimate, including the sulphide material, would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles).  The Layback Agreement remains subject to the transfer of certain surface rights.

As a result of the Layback Agreement, the project as described in the 2021 Camino Rojo Report will require an additional CUS permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The additional CUS permit is expected to require 3 months for preparation of the application, and an additional 6 months for review and issuance of resolution by SEMARNAT.  With respect to the MIA, the project described in the 2021 Camino Rojo Report, at the discretion of SEMARNAT, may require a modification of the MIA permit, or an additional MIA permit, to allow for additional production related to development of a pit layback onto lands not considered in the August 2019 permit application. Process methods and process infrastructure does not change. The MIA modification or additional MIA permit request is expected to require three months for preparation of the application, and an additional six months for review and issuance of resolution by SEMARNAT.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

NEXT STEPS

Orla began working on a CUS permit amendment for the expanded pit and other permitting requirements for the increased tonnes planned to be mined as a result of the Layback Agreement.

Additional work is required to bring material on the Fresnillo concession to the measured and indicated mineral resource category which will then facilitate a mineral reserve update. Work required includes an estimated 2,500 metres of drilling, detailed QA/QC, and integration of Orla’s geological and resource models with Fresnillo’s drill data. We expect to complete the work required upon the transfer of certain surface rights.

CAMINO ROJO OXIDE PROJECT CONSTRUCTION UPDATE

Earthworks and equipment deliveries at Camino Rojo commenced in November 2020.

As at December 31, 2021, detailed engineering of the project described in the 2019 Camino Rojo Report was substantially complete and construction was 98.9% complete. The remaining engineering will be to support in-construction modifications and as-builts.

●	Mining operations commenced during the third quarter. The mining operation includes drilling, blasting and hauling of waste rock and rock and ore to feed the crusher and stockpile.
●	The Merrill-Crowe plant and refinery was 98% complete at December 31 and is currently in the final stage of commissioning.
●	Leaching activities began in mid-November 2021.
●	Construction of the power line to the project was completed. Connection to the sub-station was completed and the power line was energized in October 2021.
●	Installation of the office buildings for the mine operation was completed. The permanent warehouse was completed and commissioned. Construction of the camp dormitory buildings, kitchen/dining hall and laundry facilities was completed during the third quarter.
●	Construction of the road to El Berrendo was completed and opened during the quarter.
●	Rescue of flora and fauna was complete.
●	First gold production was achieved on December 13, 2021.

CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of the Camino Rojo Oxide Project (the “Project Loan”). The Project Loan was arranged by Trinity Capital and included a syndicate of lenders led by Agnico Eagle Mines Limited, Pierre Lassonde, and Trinity Capital.

The Project Loan provided a total of $125 million to the Company, available in three tranches. The first tranche of $25 million was drawn down by the Company on December 18, 2019.  The second tranche of $50 million was drawn down on October 30, 2020.  The third and final tranche provided $50 million and was drawn down on April 27, 2021.

For accounting purposes, the Project Loan is presented at $113.3 million, which is $125.0 million principal minus unamortized transaction costs of $11.7 million.  These transaction costs are being amortized over the expected life of the Project Loan.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

EXPLORATION

The Camino Rojo land package is under-explored and the proximity to the large Camino Rojo mineralized system provides a highly prospective opportunity. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover impacting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct a regional exploration at Camino Rojo.

CAMINO ROJO SULPHIDE PROJECT

We continue to evaluate multiple development scenarios on the Camino Rojo Sulphide Project. The development scenarios being considered to potentially form the basis of a Preliminary Economic Assessment (“PEA”) currently include: (1) an underground mining option, (2) an open pit mining option with processing at a to-be-constructed sulphide facility at Camino Rojo, and (3) an open pit mining option with processing at Newmont’s Peñasquito plant. Based on the additional drilling and testwork to date, all development options remain possible.

Drill results on a 6,079-metre, 14-hole program on the sulphide deposit were released during the third quarter of 2021. The drilling was intended to test the continuity of higher-grade mineralization within the sulphide mineral resource at an orientation more orthogonal to the principal orientation of mineralization compared to most of historical drilling. The positive drill results in the sulphide deposit confirmed the presence of mineralized domains with higher-than-average grades than the existing resources. The recent data is helping to refine the geological model and guide mining scenario evaluation as part of a planned PEA. The positive drill results also demonstrate the need for further drilling at the more optimal drill orientation to develop a greater understanding of the higher-grade zones within the large, kilometre-scale deposit. To further the evaluation of the Camino Rojo Sulphide Project, we are considering additional drilling in 2022 to provide confirmation of grade and geometry of the higher-grade zones. The phase two drill program would be scheduled to commence following declaration of commercial production at the Camino Rojo Oxide Project. Full drill results are available on Orla’s website: 2021 News Releases |Orla Mining Ltd.

The phase one drill program also provided material for metallurgical test work and the Company is assessing multiple processing options. Geometallurgical modelling is in progress to define the distribution and types of geometallurgical domains within the sulphide deposit. The new geological model and metallurgical results will be considered in the development of a PEA.

REGIONAL EXPLORATION

In addition to the Camino Rojo sulphide zone directional diamond drilling program completed in early April 2021, the Camino Rojo regional exploration program continued during Q4-2021 consisting of geophysical airborne (drone) magnetic survey (approximately 319 square km), rotary air blast (“RAB”) reconnaissance drilling (approximately 9,122 m) as well as soil geochemical sampling and mechanical trenching. In addition, a geophysical IP (induced polarization) survey totaling 85.7 line-km has been completed. This target definition work led to the definition of targets to the north-east and south-west of the Camino Rojo deposit as well as over an area located 3 km to the south. Some of these targets will be drilled tested in 2022 with the objective to discover satellite mineralization near the Camino Rojo deposit.

During the fourth quarter, $2.3 million was expensed on exploration and evaluation activities at Camino Rojo.

COMMUNITY AND SOCIAL

Orla maintains an active community, social relations, and environmental management program. During the fourth quarter of 2021, there were no reportable environmental incidents. The gradual reopening in Mexico has allowed community activities to shift from COVID-19 related support to working on social investment programs, local employment, and local procurement.  The social investment consultation with the communities resulted in several projects being proposed, some of which are almost complete while others will continue into the first half of 2022.  These projects included maintenance

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

work on local infrastructure, new infrastructure to support local economic and social activities, social programs which included the funding of scholarships and the donation of food to the local communities of El Berrendo and San Francisco de los Quijano. The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors, continued to hold monthly meetings. During the fourth quarter of 2021, the Company has:

●	Provided support to the local communities during the COVID-19 pandemic including the donation of food and protective equipment and transportation to COVID-19 vaccination centers.
●	Continued funding scholarships and adult education programs.
●	A training program for local business owners and entrepreneurs started in the fourth quarter of 2021 and will continue during the first few months of 2022.
●	Donated supplies and equipment to the local health center.
●	Started refurbishing a domestic water storage pond in San Francisco de los Quijano. This project is expected to continue into 2022.
●	Began the reconstruction of the Civic Center Building in San Tiburcio. This project is expected to continue into the second quarter of 2022.
●	Completed the maintenance of the road to El Berrendo.
●	Promoted the use of local employment and service providers by our contractors.

Orla’s community relations team continues to maintain communications with our local communities to understand how the Company can best provide support. A campaign to consult with the communities on how to best invest in their communities was completed, allowing the communities to decide where funds available from the Company for social programs and infrastructure should be invested.  Several projects that are already underway were identified by the communities in working sessions following the consultation campaign.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

B.	CERRO QUEMA PROJECT, PANAMA

PROJECT DESCRIPTION

The Cerro Quema Gold Project is 100% owned by Orla Mining Ltd. and is located on the Azuero Peninsula in Los Santos Province in southwestern Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City.  The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.  Orla owns the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, the proposed mine development, and the priority drill targets.

On July 28, 2021, Orla provided the results of a PFS (the “2021 PFS”) and mineral resource and mineral reserve estimates on its Cerro Quema Gold Project. The 2021 PFS demonstrates the possibility of a low cost, high return heap leach project. The estimated Cerro Quema Gold Project after-tax NPV (5% discount rate) is $176 million with an after-tax IRR of 38% at a gold price of $1,600 per ounce.

Since the 2014 Pre-Feasibility Study (“2014 PFS”) for the Cerro Quema Gold Project, significant additional drillhole data has become available, rendering the 2014 mineral resource and mineral reserve estimates non-current (refer to the technical report entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, for further details on the 2014 PFS). The main notable physical changes from the 2014 PFS to the 2021 PFS include improved water management infrastructure including active and passive water treatment plants for the waste rock facilities and heap leach facilities, a more detailed design for a larger heap leach pad with increased capacity, a three-phase heap leach facility, redesign of the two-phase waste rock facilities, and an update of all costs. The 2021 PFS was conducted using a gold price of $1,600 per ounce and a silver price of $20 per ounce and is expressed in U.S. dollars.

On December 6, 2021, Orla announced the initial mineral resource estimate for the Caballito copper-gold deposit located within the Cerro Quema Project limits. The mineral resource estimate has been confined by a ‘’reasonable prospect of economic extraction’’ pit using the base case NSR inputs with a mining cost of $2.20/tonne for both materials to be processed and waste at a processing cost of$6.34/tonne and $15.00/tonne for oxides and sulphides respectively.  The mineral resource estimate for the Caballito copper-gold deposit consists of 31,952,000 tonnes of sulphide indicated mineral resources at an average CuEq grade of 0.96% and 2,569,000 tonnes of sulphide inferred mineral resources at an average CuEq grade of 0.85%.

An independent technical report for the 2021 PFS on the Cerro Quema Gold Project, the 2022 Cerro Quema Report, which includes the mineral resource estimate for the Caballito copper-gold deposit, was filed under Orla’s profile on SEDAR, EDGAR, and on the Company’s website on January 20, 2022.

ENVIRONMENTAL AND PERMITTING

We have an ongoing environmental management plan that includes maintaining sediment dams, revegetation of previously disturbed areas and active sediment and erosion control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla.  The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law.

As of the date of this MD&A, formal approval of the extension of these concessions has not yet been received. In the absence of such approval, construction or development activities of the Cerro Quema Project cannot proceed. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that it had received the extension applications, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

legal issues. Since the expiry of the concessions, we have continued to receive ongoing exploration permits, and the Ministry of Commerce has continued to accept our annual reports and concession fees.

In May 2021, the extension of the exploitation contracts was signed by both the Ministry of Commerce and Industry and by Orla. As of the date of this MD&A, the documents are with the Comptroller General for final review and approval. The final process will now require the signing and publication of the resolution in the official Gazette — this process is pending.

The mine environmental permitting process has been ongoing and in February 2021, the Ministry of Environment conducted their final site inspection of the Cerro Quema Project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment (“ESIA”) technical aspects were approved. The final process will now require the signing and publication of the resolution in the official Gazette — this process is pending.

OPPORTUNITIES

Infill drilling at La Pava, Quemita, and Caballito, if successful, could expand the mineral resource and increase the confidence and classification of the mineral resource. There is potential to increase the oxide resource as well as to further explore the sulphide mineral resource over the property. Priority drill targets have been defined at Quemita, Caballito, La Pelona, and La Prieta for gold-copper mineralization. The current design allows the heap leach pad and the waste rock dump to accommodate additional tonnage in the upstream site of those facilities if required.

Based on the results of the Caballito copper-gold exploration program in 2021 and the associated mineral resource estimate, there is potential to further define and expand the sulphide mineral resource.

Currently, the property is considered under-explored and there is potential to discover both additional gold mineralization similar to the La Pava and Quemita deposits and additional gold-copper mineralized zones similar to Caballito. Any discoveries could positively impact the economic value of the Cerro Quema Project.

NEXT STEPS

Orla will continue to advance Cerro Quema towards feasibility level which would provide the basis for a construction decision. Key areas of review include the following:

●	Completion of additional feasibility level mine plan studies on areas including drilling and blasting, detailed equipment sizing, and contractor mining cost trade-off.
●	Completion of confirmatory metallurgical test work on representative samples for each metallurgical type, specifically column leach tests on coarse crushed material and draindown chemistry.
●	Completion of additional studies and cost estimates for surface and groundwater flows, quality, storage, and treatment.
●	Completion of additional geotechnical studies at the proposed heap leach, waste rock dump, open pits, and processing areas.
●	Evaluation on the availability of local services and personnel to maximize local hiring and procurement.
●	Investigation of power generation opportunities from the overland conveying system to help alleviate the on-site power generation requirements.

For the copper-gold sulphide mineral resource, we will continue with an exploration program focusing on step-out drilling at Caballito and follow up on priority drill targets defined at Quemita, La Pelona, and La Prieta.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

EXPLORATION

The discovery of the Caballito mineralized zone in 2017 and follow-up drilling executed by Orla in 2018 led to the definition of significant copper and gold sulphide mineralization with open pit potential. The Caballito-style mineralization differs from the Pava and Quemita oxide deposits as it consists of copper-gold (low arsenic) sulphide mineralization that will not be amenable to heap leaching and will require a different processing method.

On December 6, 2021, Orla announced the independent mineral resource estimate for the Caballito copper-gold deposit at the Cerro Quema project.

The mineral resource estimate for the Caballito copper-gold deposit consists of the following:

●	31,952,000 tonnes of sulphide indicated mineral resources at an average CuEq grade of 0.96% (0.83% Cu, 0.31 g/t Au & 2.2 g/t Ag) for 676 Mlbs of CuEq (585 Mlbs Cu, 315 Koz Au and 2,260 Koz Ag).
●	22,569,000 tonnes of sulphide inferred mineral resources at an average CuEq grade of 0.85% (0.77% Cu, 0.21 g/t Au & 1.2 g/t Ag) for 425 Mlbs of CuEq (381 Mlbs Cu, 155 Koz Au and 856 Koz Ag).

The Cerro Quema property shows potential for additional oxide mineralization, but the main upside resides in the sulphide-hosted potential of the project which remains largely under-explored.

Only one drill hole was completed in 2021 and the program was suspended in March 2021 due to COVID safety measures. The exploration team has been focusing its efforts on the refinement of drill targets, including the review and optimization of project data.  A geophysical IP survey (41.5 line-km) covering the southeast extension of the Caballito deposit area as well as the La Prieta porphyry target to the south of the property was completed in 2021. Ground magnetic and soil geochemical programs have been performed in parallel with the geophysical work Historical data combined with 2021 survey information led to the definition of priority drill targets at Quemita, Caballito, La Pelona, and La Prieta. The results of the IP and soil geochemical surveys at La Prieta further confirm a large coincident IP chargeability anomaly (approximately 1.4 km in diameter) and soil and rock geochemical results over the La Prieta intrusion.

During the quarter ended December 31, 2021, $0.5 million was expensed on exploration and evaluation activities at Cerro Quema.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

C.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (in our case, International Financial Reporting Standards, or “IFRS”).

These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”).

ALL-IN SUSTAINING COSTS (“AISC”)

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company’s ability to generate free cash flow from current operations. Upon commencing commercial production and reporting actual AISC, the Company will provide a reconciliation to IFRS figures then presented.

CASH COSTS PER OUNCE

We calculate cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, we believe that this measure is useful to external users in assessing operating performance.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

V.	SELECTED ANNUAL INFORMATION

The figures in the following table are based on the audited consolidated financial statements of the Company which were prepared in accordance with IFRS as issued by the International Accounting Standards Board.

	2021	2020	2019
	US$ 000’s	US$ 000’s	US$ 000’s
Revenue	$4,091	$—	$—
Cost of sales	$1,358	$—	$—
Net loss	$26,278	$27,694	$20,354
Inventories	$10,956	$—	$—
Total assets	$364,895	$239,195	$151,028
Total non-current financial liabilities	$137,089	$70,888	$23,488

We early adopted the amendments in IFRS 16 “Property, Plant, and Equipment” during 2021, pursuant to which proceeds from metal sales occurring before the mine commences commercial production should be recognized in profit or loss, together with the costs of producing those items.  In accordance with the amendment, we recognized revenue and cost of sales in profit or loss during the year ended December 31, 2021.  We measured the costs of producing the metal in accordance with IAS 2 “Inventories”.  The adoption of this amendment had no effect on comparative figures, as no such proceeds occurred in prior years.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

VI.	SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the consolidated financial statements of the Company which were prepared in accordance with IAS 34 “Interim Financial Reporting” of IFRS as issued by the International Accounting Standards Board.

$ thousands	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2020-Q4	2020-Q3	2020-Q2	2020-Q1
Revenue	$4,091	$—	$—	$—	$—	$—	$—	$—
Cost of sales	1,358	—	—	—	—	—	—	—
	2,733	—	—	—	—	—	—	—
Exploration expense	2,863	3,573	3,761	4,911	3,943	3,590	770	7,603
Office and administrative	557	487	358	509	102	162	194	185
Professional fees	408	241	551	502	558	425	230	176
Regulatory and transfer agent	83	162	213	204	(17)	11	66	82
Salaries and wages	826	759	754	593	802	563	527	264
Depreciation	34	52	35	33	36	23	382	22
Share based payments	432	416	498	983	434	705	612	772
Foreign exchange	2,313	3,320	(4,771)	2,864	648	1,688	(1,220)	479
Interest income and finance costs	207	450	324	315	1,178	1,503	648	606
Other (gains)	28	94	(824)	(107)	(39)	(1,019)	—	—
Net loss	5,018	9,554	899	10,807	7,645	7,651	2,209	10,189
Loss per share (basic and diluted)	$0.02	$0.04	$0.00	$0.05	$0.03	$0.03	$0.01	$0.05

REVENUE AND COST OF SALES

The mine at the Camino Rojo Oxide Project was in construction throughout 2021.  In December 2021, while the mine was still in commissioning and not yet in commercial production, we sold 2,422 ounces of gold.

We early adopted certain amendments to accounting standards1 pursuant to which we recognized revenue of approximately $4.1 million and cost of sales of approximately $1.4 million.  Had we not early adopted the amendment, revenue and cost of sales would have each been $nil, and the capital cost of the mine would have been lower by approximately $2.7 million.

Volatility in cost of sales during the first few months of startup is normal and is to be expected.  Costs of production indicated during this startup period (ie, before commercial production) are not necessarily indicative of costs to be expected during commercial production.

1	Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use”. Accounting standards current during the year ended December 31, 2021 required that proceeds from the sale of products generated before commercial production be deducted from the capital cost of the property plant and equipment (“PP&E”). The amendments to IAS 16 discontinue this practice. Under the amendments, proceeds from selling products before the related item of PP&E is available for use are recognized in profit or loss, less the costs of producing those items. The amendments are mandatory for annual periods beginning on or after January 1, 2022 but companies may early adopt if they choose. We early adopted this amendment effective January 1, 2021.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

EXPLORATION EXPENSE

In 2020, we commenced detailed engineering and planning for construction of the Camino Rojo Oxide Project. During the third quarter of 2020 we received the necessary permits to commence construction, and in the fourth quarter of 2020 we commenced construction activities. During 2021, we continued construction of the Camino Rojo Oxide Project, completed the agreements giving us access to the Layback Area, and filed the 2021 Camino Rojo Report which incorporated the Layback Area.  We conducted work to update technical studies and issued a technical report for our Cerro Quema Oxide Project.

Quarterly variations in exploration expense are due to seasonality and timing of payment of mining concession fees, drilling activities and awaiting results from previous quarters’ exploration activities. During the second and third quarter of 2020, exploration expenses and site activities were unusually lower than previous quarters due to the temporary global shutdown and work-from-home orders caused by the COVID-19 pandemic.  In 2020-Q4, we commenced construction at the Camino Rojo Oxide Project.  Consequently, development costs began to be capitalized, and exploration and evaluation costs at the Camino Rojo Oxide Project decreased accordingly.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company, and with major regulatory events such as financings and public listings.  In 2020-Q4 we listed and commenced trading on the NYSE American.  In 2021-Q1 we filed a Base Shelf Prospectus and United States Form F-10.  Each of these events caused one-time increases in regulatory fees and legal fees.  The US listing has caused an increase in regulatory fees in general, as well as insurance and certain professional fees.

SALARIES AND WAGES

Salaries have generally increased from 2019 into 2021 as our team has grown in preparation for the construction and operation phases at the Camino Rojo Oxide Project.

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options and restricted share units (“RSUs”) vesting during the quarter.  The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others as all the deferred share units (“DSUs”) awarded vest (and are therefore expensed) immediately.

INTEREST INCOME AND FINANCE COSTS

The Company has project debt outstanding of $125 million, the interest on which was expensed prior to commencement of construction.  We also incurred loan initiation costs and those are being amortized over the next five years.  The Company received a further draw of $50 million in 2020-Q4, driving a further increase in interest expense.

In December 2020 (2020-Q4) we commenced construction at Camino Rojo; consequently, we commenced capitalizing interest on the Project Loan, which caused decreases in interest expense in subsequent quarters.

In January 2021, we completed the Layback Agreement, which included an obligation of $37.8 million bearing interest at 5%.  This interest is capitalized; consequently, it has no effect on interest and finance costs in the income statement during any of the quarters presented.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

FOREIGN EXCHANGE

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar and the Mexican peso versus the US dollar.  During 2020-Q1, Q2, and Q3, there were unusually large swings in the Canadian dollar to US dollar and the Mexican peso to US dollar exchange rates related to economic uncertainty arising from the COVID-19 pandemic.

Since the commencement of construction, foreign exchange gains and losses on the intercompany loan between the Canadian parent and Mexican subsidiary are now recorded in income, rather than through other comprehensive income.  This was the single largest contributor to volatility in our quarterly loss after 2020-Q4.

OTHER GAINS

Prior to Q1-2021, “other gains and losses” consisted primarily of modification gains on changes in estimates related to the Newmont loan.  In Q2-2021, we entered into participating forward currency contracts to mitigate the risk of the Mexican peso fluctuations during the construction of the Camino Rojo Oxide Project. All currency contracts had expired as of December 31, 2021.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

VII.THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021

The following table is based on accompanying audited consolidated financial statements prepared in accordance with IFRS.  Figures are expressed in thousands of United States dollars.

	Three months ended December 31			Year ended December 31
$000’s	2021	2020	Difference	2021	2020	Difference
Revenue	$4,091	$—	$4,091	$4,091	$—	$4,091
Cost of sales	1,358	—	1,358	1,358	—	1,358

Exploration expense	2,863	3,943	(1,080)	15,108	16,302	(1,194)
General and administrative	557	102	455	1,911	643	1,268
Professional fees	408	558	(150)	1,702	1,389	313
Securities regulatory	83	(17)	100	662	142	520
Salaries and wages	826	802	24	2,932	2,156	776
Depreciation	34	36	(2)	154	106	48
Share based payments	432	434	(2)	2,329	2,523	(194)
Foreign exchange	2,313	648	1,665	3,726	1,595	2,131
Interest income and finance costs	207	1,177	(970)	1,296	3,895	(2,599)
Other	28	(38)	66	(809)	(1,057)	248
Loss for the period	$5,018	$7,645	$(2,627)	$26,278	$27,694	$(1,416)

During startup activities of the mine at the Camino Rojo Oxide Project, we sold 2,422 ounces of gold in December 2021, resulting in revenues of $4.1 million and associated cost of sales of $1.4 million.

The public listing in the United States at the end of 2020 led to (1) the increase in general and administrative costs, which was driven almost entirely by an increase in directors’ and officers’ insurance costs, (2) the increase in securities regulatory fees, and (3) the increase in professional fees, specifically increased audit, accounting, controls, and tax advisory fees.

Professional fees increased over last year also due to the engaging of consultants for human resources and information technology to support the Company’s growth.

Salaries and wages were greater in 2021 than 2020 due to the hiring of more personnel as we proceed toward production.

Foreign exchange in 2020 was affected by the sudden strengthening of the USD compared to other world currencies at the beginning of the pandemic.

Prior to December 2020, the foreign exchange changes in the intercompany loans between the Canadian parent company and the Mexican operating subsidiary were recorded in other comprehensive income. At the beginning of construction, in December 2020, we began to record those foreign exchange changes in profit and loss. The intercompany loan is denominated in US dollars and the functional currencies of the two entities are the Canadian dollar and the Mexican peso – consequently, this has led to great volatility in our earnings, related primarily to this item.

Upon the commencement of construction, in December 2020, we stopped expensing and started capitalizing the interest on the Camino Rojo Project Loan.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

VIII.LIQUIDITY

As at December 31, 2021, the Company had cash and cash equivalents of $20.5 million and positive working capital of $10.6 million.  During the reporting period, in July 2021, the Company completed a $35 million equity financing, and in December 2021 generated gold sales of $4.1 million.

At December 31, 2021, and as of the date of this MD&A, the Company had the following debt outstanding

●	Project Loan of $125 million, due 2024
●	Newmont loan of approximately $10.3 million
●	Fresnillo obligations of $37.8 million (of which $15.0 million is due in December 2022, and $22.8 million is due in December 2023).

HISTORICAL CONTEXT

As of December 31, 2021, we had not yet advanced any of our properties to commercial production, although the mine at the Camino Rojo Oxide Project has started producing gold during startup activities.

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions, debt financing, and from the exercise of warrants and options.  While we believe our ability to raise further funding will continue, our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations.

EXPECTED SOURCES OF CASH

We began earning cash flow from metal sales in December 2021.  We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive from proceeds from exercises of options and warrants.

MEXICAN VALUE ADDED TAXES RECOVERABLE (“VAT”)

Our Mexican entities pay value added taxes on certain goods and services we purchase in country.  Value added taxes paid in Mexico are fully recoverable.

VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities.  Consequently, the amount and timing of refunds is uncertain.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

A summary of the claims outstanding at December 31, 2021 for Mexican VAT paid each year is as follows (table expressed in thousands of US dollars):

	Mexican VAT	Mexican VAT paid
	paid on	paid on
	acquisition of	acquisition of	Construction and
Arising in the year	Camino Rojo	Layback Area	operations	Total
2017	$3,564	$—	$2	$3,566
2018	—	—	315	315
2019	—	—	657	657
2020	—	—	1,490	1,490
2021	—	4,067	14,035	18,102
Total Mexican VAT recoverable	$3,564	$4,067	$16,499	$24,130

Prior to, and during construction, we have paid significant amounts in Mexican VAT. To mid-2021 we had not received substantial refunds and therefore we had classified those as long term.  However, in the latter half of 2021, we began receiving substantial Mexican VAT refunds on a generally regular basis. Accordingly, at December 31, 2021, we reassessed our estimates of timing of recovery of each of our outstanding Mexican VAT claims, which in turn affected their current versus non-current classifications. We estimated that approximately $7.4 million is long term.

To the date of this MD&A, we have received a total of $4.8 million in VAT refunds from the Mexican tax authorities.

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at December 31, 2021		Less than	1-3	4-5	After
(thousands of US dollars)	Total	1 year	years	years	5 years
Purchase commitments	$8,560	$8,560	$—	$—	$—
Trade payables	5,966	5,966	—	—	—
Accrued liabilities	5,659	5,659	—	—	—
Lease commitments	1,417	403	494	520	—
Camino Rojo Project Loan and related interest	157,083	11,000	146,083	—	—
Newmont loan	10,662	10,662	—	—	—
Fresnillo obligation and related interest	40,678	16,830	23,848	—	—
Total contractual obligations	$230,025	$59,080	$170,425	$520	$—

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

IX.CAPITAL RESOURCES

Capital resources available to the Company.

DEBT

The Company has successfully negotiated and executed a $125 million Project Loan agreement with a syndicate of lenders led by Trinity Capital Partners, all of which has been drawn down as of the date of this MD&A. These amounts bear interest at 8.8% per annum, payable quarterly.  The principal amount is due upon maturity in December 2024, with no scheduled principal repayments prior to maturity.  We may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations.

Pursuant to the terms of the Layback Agreement, Fresnillo has agreed to deferred payments of $37.8 million which we currently estimate will be repaid in December 2022 ($15.0 million), and December 2023 ($22.8 million).  These amounts bear interest at 5% per annum, payable quarterly.

Newmont has provided interest-free loans to the Company totaling 219 million pesos (approx. $10.7 million) which are repayable upon the commencement of commercial production.

EQUITY

In December 2020, the Company commenced trading in the United States on the NYSE American.  This provides access to another channel for added liquidity of the Company’s stock and for financing whether through equity issuances or other instruments.

The Company filed a preliminary base shelf prospectus pursuant to which it may raise up to C$300 million in equity or similar instruments.  The final base shelf prospectus was filed on March 12, 2021 and is valid for 25 months.

As of the date of this MD&A, 40.1 million warrants remain outstanding, all of which have an exercise price less than the market value of the underlying shares.

Commitments for capital resources are substantially related to the construction of the Camino Rojo Oxide Project (refer to “Contractual Obligations” above.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

X.USE OF PROCEEDS

A.	JULY 2021 FINANCING

On July 14, 2021, the Company completed a non-brokered prospectus financing.  A total of 9,085,263 common shares of Orla were fully subscribed and sold at a price of C$4.75 per common share, for aggregate gross proceeds to the Company of C$43.2 million ($35.0 million).  The Company incurred issuance costs of approximately $1.0 million.

As detailed in the table below comparing the approximate use of proceeds from the Company’s non-brokered prospectus financing completed in July 2021 and the actual amounts spent, the Company has spent the full amount indicated under the July 2021 Use of Proceeds as of December 31, 2021.

There are no material variances to the use of proceeds in the July 2021 financing that have impacted our ability to achieve our business objectives and milestones as disclosed in the related prospectus supplement.

As the full amounts have now been spent, we will not provide this Use of Proceeds reconciliation in future periods in respect of this July 2021 financing.

	Camino Rojo	Cerro Quema		Corporate and
	working capital	engineering	Exploration	working capital	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Intended use of proceeds per July 2021 prospectus supplement	$9.8	$4.0	$5.0	$15.4	$34.2

Total spent July 14, 2021, to December 31, 2021	$36.4	$1.0	$5.5	$27.1	$70.0
less: Use of cash on hand at July 14, 2021	(25.8)	—	—	(10.0)	(35.8)
Net use of proceeds to December 31, 2021	$10.6	$1.0	$5.5	$17.1	$34.2

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XI.RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, Chief Sustainability Officer (joined the executive team effective March 1, 2022), and members of the Board of Directors of the Company.  Other than compensation in the form of salaries or directors’ fees, and termination benefits and share based payments (options, RSUs, DSUs, and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	Year ended December 31
	2021	2020
Short term incentive plans
Salaries	$1,580	$1,361
Directors’ fees	183	171
	1,763	1,532
Share based payments	1,750	1,859
Total	$3,513	$3,391

During the period covered by this MD&A, and to the date of this MD&A, there are no other related parties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XII.OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XIII.ACCOUNTING POLICIES

During the year ended December 31, 2021, the Company adopted the following accounting policies.  These policies were generally driven by the fact that we were in construction at the Camino Rojo Project in 2021 and expect to be in commercial production at the Camino Rojo Project in 2022.

●	Policy on inventory, describing how we account for and present inventories, particularly production inventory and materials and supplies inventories
●	Policy clarifying that we early adopted the “Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use”. During 2021, we have metal sales revenue from the Camino Rojo Project prior to commercial production, so it was important to communicate that policy choice to readers of the financial statements. These amendments are mandatory effective January 1, 2022.
●	Policy on producing mineral properties, describing how and when we account for mining operations. We describe the how we account for depletion, impairment, and how we account for stripping costs incurred before and during commercial production.
●	Policy on revenue, describing when and how we report revenue from metal sales.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XIV.CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying unaudited interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses.  Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

●	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,
●	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,
●	Depreciation of producing mineral properties is affected by changes in reserve estimates,
●	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of NI 43-101. Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

VALUATION OF PRODUCTION INVENTORY

The measurement of inventory, including the determination of its net realizable value (“NRV”), especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable.  In determining the value of metal on the leach pads, we make estimates of tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade,

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ASSET RETIREMENT AND SITE CLOSURE OBLIGATIONS

We make estimates and assumptions in determining the provisions for asset retirement and site closure.  The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates.  The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes.  Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position.  The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation.  Actual future expenditures may differ from the amounts currently provided.

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded.  Such valuation techniques are also used for estimating the fair value upon initial recognition of the Newmont loan, which is interest free.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk‐free rate, and expected forfeiture rate.  Changes to these assumptions could have a material impact on the Company’s financial statements.

TITLE TO MINERAL PROPERTIES

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.  Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval.  We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control.  If a renewal application is not approved, we could lose rights to those mineral concessions.

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset.  We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.  Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval.  We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control.  If a renewal application is not approved, we could lose rights to those concessions.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

The timing of receipt of Mexican VAT is uncertain.

FUNCTIONAL CURRENCY

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates.  Determination of functional currency involves judgements to identify the primary economic environment.  We reconsider the functional currency of each entity if there is a change in the underlying transactions, events, and conditions which we used to determine the primary economic environment of that entity.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XV.FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments.  The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XVI.OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

●	247,822,454 common shares
●	40,142,500 warrants
●	10,028,374 stock options
●	500,000 bonus shares
●	707,840 restricted share units
●	707,028 deferred share units

You can find further details about these potentially issuable securities in the notes to the accompanying audited consolidated financial statements for the year ended December 31, 2021.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XVII.CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources,” and “mineral resources” used or referenced in such documents are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council (the “CIM Standards”). These definitions differ significantly from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which applied to U.S. filings prior to January 1, 2021. Under such U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101.  While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding planned exploration, development and construction programs and expenditures; the estimation of mineral resources and mineral reserves; feasibility and pre-feasibility studies and the economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and obtaining regulatory approvals related thereto; expected timing of commissioning activities and production at the Camino Rojo Project; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project; proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project; timing of commercial production at the Camino Rojo Project; the Company's 2022 guidance, including production, operating costs and capital costs; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and Ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; commodity prices and exchange rates; Orla’s outlook and milestones; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction; and Orla’s development, objectives, and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives,

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s Project Loan will be met, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms and that the Company’s activities will be in accordance with the Company’s public statements and stated goals, that there will be no material adverse change or disruptions affecting the Company or its properties, and the impact of COVID-19 on the Company’s operations.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit and bulk density measurements, interpreted and modelled metallurgical domains, and metallurgical recoveries may not be representative; (ii) the Company’s reliance on the Camino Rojo Project and risks associated its start-up phase; (iii) financing risks and access to additional capital; (iv) risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; (v) risks related to the Company’s indebtedness; (vi) success of exploration, development, and operation activities; (vii) foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; (viii) concession risks at the Cerro Quema Project; (ix) the receipt of a Category 3 ESIA for the Cerro Quema Project; (x) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xi) environmental and other regulatory requirements; (xii) delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; (xiii) the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; (xiv) the Layback Agreement remaining subject to the transfer of surface rights; (xv) delays in or failure to get access from surface rights owners; (xvi) risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; (xvii) uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; (xviii) the fluctuating price of gold, silver, and copper; (xix) global financial conditions; (xx) uninsured risks; (xxi) competition from other companies and individuals; (xxii) uncertainties related to title to mineral properties; (xxiii) conflicts of interest; (xxiv) risks related to compliance with anti-corruption laws; (xxv) volatility in the market price of the Company's securities; (xxvi) assessments by taxation authorities in multiple jurisdictions; (xxvii) foreign currency fluctuations; (xxviii) the Company’s limited operating history; (xxix) risks related to the Company’s history of negative operating cash flow; (xxx) litigation risks; (xxxi) intervention by non-governmental organizations; (xxxii) outside contractor risks; (xxxiii) risks related to historical data; (xxxiv) unknown labilities in connection with acquisitions;

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

(xxxv) the Company’s ability to identify, complete, and successfully integrate acquisitions; (xxxvi) the Company not having paid a dividend; (xxxvii) risks related to the Company’s foreign subsidiaries; (xxxviii) risks related to the Company’s accounting policies and internal controls; (xxxix) the Company’s ability to satisfy the requirements of SOX (as defined herein); (xxxx) enforcement of civil liabilities; (xxxxi) the Company’s status as a PFIC (as defined herein) for U.S. federal income tax purposes; (xxxxii) information and cyber security; (xxxxiii) gold industry concentration; (xxxxiv) shareholder activism; and (xxxxv) risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Company’s annual information form dated as of March 18, 2022, for the financial year ended December 31, 2021 (the “Annual Information Form”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

XVIII.RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry, have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. At this time, we cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results, and the market price of its securities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

THE CAMINO ROJO PROJECT

The Camino Rojo Project accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans, or ongoing permitting at the Camino Rojo Project could have a material adverse effect on the Company's financial performance and results of operations. In addition, the Company has limited operational history at the Camino Rojo Project, with first gold pour occurring on December 13, 2021, and commercial production expected to be declared towards the end of the first quarter of 2022.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations.  The activities of the Company at the Camino Rojo Project may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described below under “Risk Factors – Mining Industry”. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Camino Rojo Report.

The Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth.  There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement.  Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

THE LAYBACK AGREEMENT REMAINS SUBJECT TO THE TRANSFER OF CERTAIN SURFACE RIGHTS PURSUANT TO THE LAYBACK AGREEMENT

As contemplated in the Feasibility Study contained in the 2021 Camino Rojo Report, the Layback Agreement allows access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Camino Rojo Report. In addition, the Layback Agreement grants Orla the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Camino Rojo Report, all material to be mined on Fresnillo’s concession is classified as waste. Upon the completion of a confirmatory drill program on Fresnillo concessions by Orla, and integration of Fresnillo’s drill database, a subsequent Mineral Reserve update is expected that would include all economic oxide and transitional material from the expanded pit. The Layback Agreement remains subject to the transfer of certain surface rights. Delays in, or failure to obtain such transfer of surface rights could affect the timetable or cost of development of the potential mine modelled in the 2021 Camion Rojo Report.

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

NEGATIVE OPERATING CASH FLOW

The Company had negative operating cash flow for the fiscal year ended December 31, 2021, and for prior periods.  Although the Company has commenced production at the Camino Rojo Project, there can be no assurance that losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel, and equipment associated with advancing exploration, development, and production of the Company properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration, development, and production, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties, and other factors, many of which are beyond the Company’s control.  To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on favourable terms.

PERMITS AND LICENSES

The exploitation, development and mining of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies.  There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development, and mining operations on its properties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions, or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation, and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not carry political risk insurance.

ESTIMATES OF MINERAL RESOURCES & MINERAL RESERVES AND PRODUCTION RISKS

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources or grade may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

MINING INDUSTRY

The business of exploring for minerals and mining involves a high degree of risk.  The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability.  The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects.  Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure.  The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.  Development projects have no operating history upon which to base estimates of future capital and operating costs.  For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors.  As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated.  It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters.  Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment.  These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation.  These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste.  Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

TITLE MATTERS

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

LAND TITLE

The Company has investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company’s knowledge, titles to all surface rights are in good standing; however, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees.  There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.  The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations.  To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999), the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business.  In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage.  The Company’s primary operations are in jurisdictions which have been perceived as having fairly high levels of corruption.  Orla cannot predict the nature, scope, or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations.  Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

Because of these legal and regulatory requirements, the Company has instituted policies regarding business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations.  However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anticorruption laws and regulations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2021	United States dollars unless otherwise stated

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development.  Consequently, there exists the possibility for such directors to be in a position of conflict.  Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.  In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.